Exhibit (d)(1) (xi)

Loomis, Sayles & Company, L.P.

One Financial Center

Boston, MA 02111

July 1, 2017

Natixis Funds Trust II

Loomis Sayles Strategic Alpha Fund

399 Boylston Street

Boston, MA 02116

Attn: Russell Kane, Secretary

Re:	Loomis Sayles Strategic Alpha Fund Advisory Agreement Addendum

Dear Mr. Kane:

The Advisory Agreement dated December 14, 2010 between Natixis Funds Trust II (the “Trust”), with respect to its Loomis Sayles Strategic Alpha Fund (the “Series”), and Loomis, Sayles & Company, L.P. (the “Adviser”) is hereby revised, effective July 1, 2017, to delete Section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Adviser hereunder, the Trust shall pay the Adviser compensation at the annual percentage rate of 0.60% of the first $1.25 billion of the average daily net assets of the Series and 0.55% over $1.25 billion of such assets, respectively, or such lesser rate as the Adviser may agree to from time to time. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Adviser. The Adviser hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Loomis, Sayles & Company, L.P.

By: Loomis, Sayles & Company, Inc., its general partner

By:	/s/ Lauren Pitalis
Name:	Lauren Pitalis
Title:	Vice President

ACCEPTED AND AGREED TO:
Natixis Funds Trust II, on behalf of
Loomis Sayles Strategic Alpha Fund

By:	/s/ Russell Kane
Russell Kane
Title:	Secretary

Date:

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